Graham Capital Management, L.P.
40 Highland Avenue
Rowayton, Connecticut 06853

December 6, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:       Robert F. Telewicz Jr.
Senior Staff Accountant

Re:	Graham Alternative Investment Fund I LLC and Graham Alternative Investment Fund II LLC (the “Registrants”)
Form 10-K for the fiscal year ended December 31, 2011 for the Registrants Filed March 30, 2012 for each of the Registrants
File Nos. 0-53965 and 0-53967, respectively

Ladies and Gentlemen:

On behalf of the Registrants, I am writing this letter in my capacity as an officer of Graham Capital Management, L.P., the manager of the Registrants (the “Manager”).  This letter responds to the Securities and Exchange Commission (the “Commission”) Staff’s comment letter dated November 16, 2012, (the “Letter”) to the Registrants’ Forms 10-K that was filed with the Commission on March 30, 2012.  For your convenience, the Staff’s comments are indicated in italics, followed by the response of the Manager.  References throughout this letter to “we”, “us”, “our” and the “Funds” are to the Registrants.

Item 9A: Controls and Procedures, page 128

1.
We note your response to prior comment 2 and your addition of disclosures related to internal controls over financial reporting. However, your amended filing no longer includes your required disclosures related to disclosure controls and procedures. The disclosures required for internal controls over financial reporting and the disclosures required for disclosure controls and procedures are separate and distinct. Please amend your filing on Form 10-K to provide complete disclosure within Item 9A of both the internal controls and procedures over financial reporting and disclosure controls and procedures.

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate. If you are able to reach a conclusion of effectiveness as of December 31, 2011, please specifically provide within your response letter a detailed analysis of the factors that management considered in reaching such a conclusion in light of the required controls and procedures disclosure which was not provided in two consecutive filings for the year ended December 31, 2011.

Further, we note the changes that you made to comply with the required certifications under Item 601 (b)(31) of Regulation S-K for your annual filing  on Form 10-K. Please confirm that you will also revise these certifications within your future Form 10-Q filings to include the appropriate introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K.

Finally, please apply this comment to Graham Alternative Investment Fund II LLC’s Form 10-K for the year ended December 31, 2011 and to its future Form 10-Q filings.

Response:  The Manager, with the participation of the Manager’s principal executive officer and principal financial officer, has carefully reviewed its disclosure controls and procedures with respect to the Fund and in light of the sequence of events detailed below, which events they believe reflect a need for improvements to such controls.  However, while acknowledging the need for improvements, which have been implemented, the Manager has concluded that its disclosure controls and procedures with respect to the Fund were effective for the purposes of the requirements of Rule 13a-15, and the definition of “disclosure controls and procedures” in subparagraph (e).  In particular, the Manager has concluded that the errors in disclosure resulted from logistical errors in the finalization of the Funds’ disclosures, which did not individually or in aggregate amount to a material failure of its disclosure controls and procedures, which are described below.

The Forms 10-K filed by the Funds with the Commission on March 30, 2012 (the “Forms 10-K”) omitted an affirmative indication that the management had conducted evaluations of the Manager’s internal controls over financial reporting with respect to the Funds, instead citing to the transition rules for the Sarbanes-Oxley Act of 2002, pursuant to which a newly public company is required to include a statement in its first annual report that the annual report does not include either management’s assessment on the company’s internal control over financial reporting or the auditor’s attestation report. Management had, in fact, conducted the required evaluations of the Manager’s internal controls over financial reporting in connection with the filings of the annual reports on Forms 10-K, but the necessary updated disclosure in the filed reports failed to be included.

In addition, the Forms 10-K/A filed by the Funds with the Commission on November 7, 2012 (the “Forms 10-K/A”) contained a scrivener’s error whereby managements’ reports on disclosure controls and procedures, which were included in the Forms 10-K filings, were inadvertently omitted.

In reviewing these errors and nonetheless concluding that the Manager’s disclosure controls and procedures with respect to the Funds are effective, management considered the nature of the errors, their source, and the point in its disclosure process in which they occurred.  Management also considered the definition of disclosure controls and procedures included in Rule 13a-15(e), as well as the fact that the Manager followed in all material respects the fundamental elements of its disclosure controls and procedures with respect to the Funds, which are designed to meet the requirements of that definition.

The fundamental elements of the Manager’s disclosure controls and procedures with respect to each of the Funds include:

●   All of the Fund’s periodic reports are prepared and reviewed by the applicable departments of the Manager to whom responsibility has been assigned, including Financial Reporting, Investor Services and Legal.

●   After initial preparation, portions of the Fund’s periodic reports are then reviewed by a senior member of the Financial Reporting team and portions of the periodic reports are reviewed by a member of Graham’s Legal Department.

●   Any issues raised in the initial review are discussed between the Financial Reporting team, Investor Services team and Legal.

●   The periodic reports are then provided to the principal executive officer and principal financial officer of the Manager, and any outstanding issues or questions are discussed with the Financial Reporting team.

●   All periodic reports are proofread by a member of the Financial Reporting team and EDGARized by an outside vendor.  Prior to filing with the Commission, the EDGAR copies of the periodic reports are proofread in comparison to the original reports.

●   The Fund’s independent accountants annually audit the Fund’s financial statements included in the Fund’s Form 10-K and issue a “Report of Independent Registered Public Accounting Firm” attesting to the fact that the financial statements are presented fairly in conformity with accounting principles generally accepted in the United States of America. The Fund’s independent accountants also review the Fund’s periodic reports for consistency with the financial statements.

In response to the Staff’s comments, we have amended the Forms 10-K/A to correct this error, including adding the following additional disclosure:

“Disclosure Controls and Procedures

The Fund has established disclosure controls and procedures to ensure that the information required to be disclosed by the Fund in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and made known to the Manager and the Fund’s management, as appropriate, to allow timely decisions regarding required disclosure.

Based on their evaluation as of December 31, 2011, the Manager, along with the Manager’s principal executive officer and principal financial officer, have concluded that the Manager’s disclosure controls and procedures with respect to the Fund (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective.  However, following their review of errors (detailed below) the Manager has implemented certain improvements to its disclosure controls and procedures.

Specifically, the Fund inadvertently omitted certain updated disclosure on management's assessment on the company's internal controls over financial reporting and on its disclosure controls and procedures in its recent Form 10-K and Form 10-K/A filings, respectively, with the Commission. However, following these omissions, the Manager has implemented certain improvements to its disclosure controls and procedures.

Due to these errors, the Fund’s future periodic reports will be reviewed by outside legal counsel prior to filing.

Changes in Internal Controls

In connection with the evaluation of the Fund’s internal controls during the Fund’s last fiscal year, the Manager, along the with Manager’s principal executive officer and principal financial officer, has determined that there are no changes to the Fund’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially effect, the Fund’s internal controls over financial reporting.”

As noted above, a number of checks are currently in place to reasonably assure that the information that is required to be disclosed is reported accurately and in a timely fashion, and each of these steps is taken in a manner that is appropriate to allow the Manager and management to make timely decisions regarding disclosure.  The Manager has improved disclosure controls and procedures by implementing a policy that outside legal counsel shall review the Fund’s periodic filings prior to filing with the Commission.  The Manager believes that this additional control is tailored to the specific problems that materialized in the Form 10-K and Form 10-K/A filings.

The Funds confirm that they both will comply with the Staff’s comments by filing the required certifications under Item 601(b)(31) of Regulation S-K, including the appropriate introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K, with all future filings where they are required, including Form 10-Q filings.

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In connection with this response letter, the Registrants hereby acknowledge that:

•	The Registrants acknowledge that they are responsible for the adequacy and accuracy of the disclosures in the filing.

•	The Registrants are aware that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.

•	The Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We look forward to discussing with you any additional questions you may have regarding our filings.  Please do not hesitate to call me at (203) 899-3474.

Very truly yours,

/s/ Jeff Baisley

Jeff Baisley
Chief Financial Officer

cc:  Christopher Wells